EXHIBIT 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

CHINA LIFE INSURANCE COMPANY LIMITED

ANNOUNCEMENT ON REAPPOINTMENT OF ACCOUNTING FIRM

Important Notes:

•

Name of the accounting firms to be re-appointed: PricewaterhouseCoopers Zhong Tian LLP (hereinafter referred to as “PwC Zhong Tian”), who will serve as the Company’s PRC auditor and the Company’s auditor in relation to its SEC Form 20-F; PricewaterhouseCoopers LLP (hereinafter referred to as “PwC HK”), who will serve as the Company’s auditor in relation to its Hong Kong reports.

•	The reappointment of the accounting firms needs to be submitted to a general meeting of the Company for deliberation and approval.

I.	Basic Information of the Accounting Firms to be Reappointed

1.	Information of the Accounting Firm

(1) PwC Zhong Tian

(i) Basic Information

The predecessor of PwC Zhong Tian was PricewaterhouseCoopers Da Hua Accounting Firm, which was established on March 28, 1993, and as approved, it was renamed to PricewaterhouseCoopers Zhong Tian Accounting Firm Co., Ltd. In June 2000; and as approved by the Ministry of Finance with Cai Kuai Han [2012] No. 52 dated December 24, 2012, it was transformed into PricewaterhouseCoopers Zhong Tian LLP on January 18, 2013. Its registered address is Room 01, Unit 507, DBS Tower, No. 1318, Lujiazui Ring Road, China (Shanghai) Pilot Free Trade Zone.

PwC Zhong Tian is a member of PwC International network. It has the CPA certificate and the audit qualification of H-share enterprises. It is also an accounting firm with securities and futures related business qualification approved by the Ministry of Finance and China Securities Regulatory Commission (“CSRC”). PwC Zhong Tian is also registered with the US PCAOB and the UK FRC to conduct audit activities. PwC Zhong Tian has rich experience in securities business and good professional service capabilities.

The principal partner of PwC Zhong Tian is Li Dan. As of December 31, 2021, PwC Zhong Tian has 257 partners and 1,401 certified public accountants, among which 346 certified public accountants have signed audit reports on securities services since 2013.

Commission File Number 001-31914

PwC Zhong Tian’s audited total revenue in the most recent fiscal year (2020) was RMB 6,115 million, the audit revenue was RMB 5,692 million, and the securities business revenue was RMB 2,861 million.

In 2020, PwC Zhong Tian audited financial statements of 103 A-share listed companies, and the total audit fees from A-share listed companies were RMB 584 million. The main sectors include manufacturing, finance, transportation, warehousing and postal services, real estate, wholesale and retail sales, etc. There are 16 audit clients of A-share listed companies in the same sector (finance) as the Company

(ii) Investor protection capability

In terms of investor protection capability, PwC Zhong Tian maintains occupational insurance in accordance with relevant laws and regulations. The sum of the cumulative compensation limit of occupational insurance and occupational risk fund exceeds RMB 200 million. Provisioning of occupational risk fund or purchase of occupational insurance comply with relevant regulations. PwC Zhong Tian has not been subject to civil liabilities in relevant civil proceedings due to its practice in recent three years.

(iii) Integrity record

PwC Zhong Tian and its employees have not been subject to criminal punishment, administrative punishment, self-discipline supervision measures and disciplinary sanctions of stock exchanges, industry associations and other self-discipline organizations for practicing behaviors in recent three years; PwC Zhong Tian has not been subject to administrative regulatory measures by the CSRC or its dispatched offices due to its practice. Four junior employees of PwC Zhong Tian received a warning letter from Shanghai Securities Regulatory Bureau in 2019 because their personal investment behaviors violated relevant provisions on independence. Such personal behaviors did not affect the effectiveness of PwC Zhong Tian’s quality control system or the practice quality of audit projects. The four employees have subsequently resigned from PwC Zhong Tian. According to relevant laws and regulations, the above administrative regulatory measures will not affect PwC Zhong Tian to continue undertaking or executing securities service business and other businesses.

(2) PwC HK

(i) Basic Information

PwC HK is a partnership accounting firm registered in Hong Kong. Its history can be traced back to 1902. Both PwC HK and PwC Zhong Tian are members of the PwC International network. Its registered address is 22nd Floor, Prince’s Building, 5 Ice House Street, Central, Hong Kong. Its business scope includes audit and assurance, consulting, M&A, risk assurance and tax consulting, etc.

As of December 31, 2021, PwC HK has more than 160 partners and more than 600 Hong Kong certified public accountants.

Since October 1, 2019, PwC HK has been registered as an auditor of public interest entities in accordance with the Financial Reporting Council Ordinance of Hong Kong. In addition, with the approval of the Ministry of Finance of PRC, PwC HK has obtained the temporary audit business license of overseas accounting firms in mainland China. PwC HK’s 2020 financial statement audit clients of listed companies mainly operate in sectors including manufacturing, finance, transportation, warehousing and postal service, accommodation and catering industry, real estate, wholesale and retail, information transmission, software and information technology services.

Commission File Number 001-31914

(ii) Investor protection capability

PwC HK maintains appropriate professional liability insurance to cover reasonable risks arising from the professional services provided by the firm. PwC HK has not been subject to civil liabilities in relevant civil proceedings due to its practice in recent three years.

(iii) Integrity record

In the practice quality inspection for the last three years, no matters that have a significant impact on the audit business of PwC HK have been found.

2.	Information of the Project

(i) Basic Information

Project partner and signing certified public accountant: Ms. Zhou Xing, a practicing member of the Chinese Institute of Certified Public Accountants, has been a Chinese certified public accountant since 2003, and has been engaged in the audit of listed companies since 2003. She has been practicing in PwC Zhong Tian since 1997. She has provided audit services for the Company from 2003 to 2012, and has signed or reviewed audit reports of two listed companies in recent three years.

Signing certified public accountant: Mr. Huang Chen, a member of the Chinese Institute of Certified Public Accountants and the American Institute of Certified Public Accountants, has been engaged in the audit of listed companies since 2001. He has been practicing in PwC Zhong Tian since 2007, has provided audit services for the company from 2007 to 2012. He has provided audit services for the Company from 2007 to 2012, and has signed or reviewed audit reports of four listed companies in recent three years.

Quality review partner: Mr. Lin Tongwen, a practicing member of the Hong Kong Institute of Certified Public Accountants, a member of the Institute of Chartered Accountants in England and Wales and a member of the Ontario Institute of Chartered Accountants, has been a practicing member of the Hong Kong Institute of Certified Public Accountants since 2002, has been engaged in the audit of listed companies since 1993, has been practicing at PwC HK since 1992 and has been practicing at PwC Zhong Tian since 2004. He has provided audit services for the Company from 2002 to 2009 and in 2012, and has signed or reviewed audit reports of six listed companies in recent three years.

(ii) Integrity record

For the purpose of the proposed appointment of PwC Zhong Tian as the Company’s auditor in 2022, Ms. Zhou Xing, the project partner and the signing certified public accountant, Mr. Huang Chen, the signing certified public accountant, and Mr. Lin Tongwen, the quality review partner, have not been subject to any criminal and administrative punishment in the past three years, have not been subject to any administrative regulatory measures of any securities regulatory authority due to their practice, and have not been subject to regulatory or discipline punishments of self-discipline organizations such as stock exchanges and industry associations.

(iii) Independence

For the purpose of the proposed appointment of PwC Zhong Tian as the Company’s auditor for the year of 2022, there are no circumstances that could affect the independence of PwC Zhong Tian, Ms. Zhou Xing, the project partner and the signing certified public accountant, Mr. Huang Chen, the signing certified public accountant and Mr. Lin Tongwen, the quality review partner.

Commission File Number 001-31914

(iv) Audit fees

PwC Zhong Tian and PwC HK will charge an audit service fee of RMB 47.35 million (including tax) for the year of 2022, which changes less than 20% compared with the audit service fee for the previous period, among which the service fee of internal control audit is RMB 8.5 million (including tax). The above charges are determined at arm’s length based on various factors such as the industry where the Company operates, the business scale of the Company, the complexity of accounting treatment and other factors, as well as the number of auditors and the input workload required for the annual audit of the Company.

II.	Procedures Performed for the Reappointment of the Accounting Firms

1.	Performance of the Audit Committee

According to relevant administrative measures of the Ministry of Finance, the audit committee of the Board of the Company is responsible for leading and organizing the reappointment of the accounting firms. The audit committee of the Board fully understood and reviewed the professional competence, investor protection capability, independence and integrity record of PwC Zhong Tian and PwC, considered that they could meet the requirements of providing audit services for the Company, and agreed to submit the proposal on the appointment of auditors for 2022 to the Board of the Company for deliberation and approval.

2.	Prior Approval and Independent Opinions of Independent Directors

The independent directors of the Company have given a prior approval and expressed independent opinions on the reappointment: they believe that PwC Zhong Tian and PwC HK have the professional qualification and competence to provide audit services for the Company, and have the corresponding investor protection capability and independence. The reappointment of the accounting firms is justified, and there is no circumstance that would be prejudicial to the interests of the Company and its shareholders. The relevant decision-making procedures for the reappointment of the accounting firms for 2022 comply with applicable laws and regulations and the Articles of Association.

3.	Deliberation and Voting of the Board of Directors

At the 11th meeting of the 7th session of the board of directors of the Company, the proposal on the appointment of auditors of the Company for 2022 was deliberated and adopted with 9 affirmative votes, 0 negative votes and 0 abstention votes. It was agreed to reappoint PwC Zhong Tian as the Company’s PRC auditor and the Company’s auditor in relation to its SEC Form 20-F for 2002, and PwC HK as the Company’s auditor in relation to its Hong Kong reports.

4.	Effective Date

The reappointment of the accounting firms needs to be submitted to a general meeting of the Company for deliberation and will be effective from the date of deliberation and approval by the general meeting of the Company.

Board of Directors of China Life Insurance Company Limited

April 27, 2022